PROSPECTUS SUPPLEMENT DATED AS OF OCTOBER 8, 1998
(TO THE PROSPECTUS DATED APRIL 14, 1998)



                             THE VINCAM GROUP, INC.
                        1,281,973 SHARES OF COMMON STOCK
                            PAR VALUE $.001 PER SHARE

This supplement relates to The Vincam Group, Inc.'s (the "Company's") Prospectus dated April 14, 1998 (the "Prospectus") relating to the offering of up to 1,281,973 shares of the Company's common stock, par value $.001 per share (the "Common Stock") pursuant to the Company's Registration Statement on Form S-3 (Registration Statement No. 333-45201).


The section set forth below replaces the entire section entitled "Selling Shareholder," found on pages 11-13 of the Prospectus. The "Selling Shareholders" section has been revised to reflect contributions of certain shares of Common Stock made for estate planning purposes by Michael J. Gatsas to the Gatsas Family Limited Partnership. Capitalized terms used but not defined in this Supplement have the meaning given them in the Prospectus.


                              SELLING SHAREHOLDERS


         The Selling Shareholders are offering and selling all of the Offered Shares. The Selling Shareholders consist of the SAI Selling Shareholders, the SNI Selling Shareholders and the Principal Selling Shareholders who are listed in the table below. The Company will not receive any proceeds from the sale of the Offered Shares.

         The SAI Selling Shareholders, Michael J. Gatsas and Theodore L. Gatsas acquired a total of 781,973 Offered Shares from the Company in the SAI Acquisition and the SNI Acquisition, as defined on page 1 of the Prospectus. Michael J. Gatsas subsequently contributed 300,000 of such Offered Shares to the Gatsas Family Limited Partnership. Such acquisitions were exempt from the registration provisions of the 1933 Act. A total of 780,000 shares of Common Stock were issued in the SAI Acquisition, and a total of 1,800,000 Shares of Common Stock were issued in the SNI Acquisition.

         Carlos A. Saladrigas and Jose M. Sanchez acquired the shares of Common Stock offered by them upon formation of the Company. The Saladrigas Family Limited Partnership acquired the shares of Common Stock offered by it in connection with certain estate planning transactions by Carlos A. Saladrigas.

         To the best of the Company's knowledge, the following table sets forth certain information about the SAI Selling Shareholders, the SNI Selling Shareholders and the Principal Selling Shareholders as of October 5, 1998. All share numbers in the table have been adjusted to reflect the three-for-two stock split effected by way of a stock dividend, which was declared by the Company on November 6, 1997 and paid on December 10, 1997 to stockholders of record on November 21, 1997. The Company believes that all persons named in the table below have sole voting power and investment power with respect to all shares of Common Stock beneficially owned by them, except as otherwise reflected in the footnotes to the table.


                                    SHARES BENEFICIALLY                                        SHARES BENEFICIALLY
                                 OWNED PRIOR TO OFFERING        NUMBER OF SHARES             OWNED AFTER OFFERING (2)
SAI SELLING SHAREHOLDERS(1)      NUMBER             PERCENT        BEING OFFERED                NUMBER       PERCENT
---------------------------      ------             -------     ----------------                ------       -------

Michael C. Koltak                122,000               *                 87,487                  36,213(3)       *
Robert J. Quinette               262,500              1.7%               87,487                  45,513(4)       *
Kris A. Smith                     21,000               *                  6,999                  14,001          *
*Less than one percent.

SNI SELLING SHAREHOLDERS(5)
---------------------------

Gatsas Family Limited
   Partnership(6)                810,000(7)           5.2%              300,000                 510,000         3.2%
Theodore L. Gatsas               900,000              5.8%              300,000                 600,000         3.8%


PRINCIPAL SELLING SHAREHOLDERS(8)(9)
------------------------------------

Carlos A. Saladrigas           2,631,403(10)         16.9%              150,000               2,381,403(11)    15.2%
Saladrigas Family Limited
   Partnership                 1,437,075              9.2%              100,000               1,337,075         8.5%
Jose M. Sanchez                2,653,503             17.0%              250,000               2,403,503        15.3%

(1) A total of 95,727 of the shares of Common Stock which will be owned by the SAI Selling Shareholders after the completion of this offering may be registered in the future by the Company as a result of certain registration rights granted to the SAI Selling Shareholders by the Company.

None of the SAI Selling Shareholders had any material relationship with Vincam prior to the SAI Acquisition, which was completed on January 7, 1997. Michael C. Koltak and Robert J. Quinette entered into employment agreements with Vincam in connection with the SAI Acquisition, and Robert J. Quinette currently holds the office of Area President -- Rocky Mountain, of Vincam Human Resources, Inc., a wholly owned subsidiary of Vincam. Kris Smith is a party to an employment agreement with a wholly owned subsidiary of Vincam.

(2) Assumes all of the Offered Shares are sold. The offering began on April 14, 1998.

(3) Includes 1,700 shares of Common Stock purchased after the beginning of the offering on April 14, 1998 and before October 5, 1998.

(4) Does not include 129,500 shares of Common Stock sold after the beginning of the offering on April 14, 1998 and before October 5, 1998.

(5) A total of 1,200,000 of the shares of Common Stock which will be owned by the Gatsas Family Limited Partnership, Theodore L. Gatsas and Michael J. Gatsas (collectively, the "SNI Selling Shareholders") after the completion of this offering may be registered in the future by the Company as a result of certain registration rights granted to the SNI Selling Shareholders by the Company. Michael J. Gatsas is the sole member of the limited liability company which is the general partner of the Gatsas Family Limited Partnership. As a result, Michael J. Gatsas has voting and dispositive power over all shares of Common Stock held by the Gatsas Family Limited Partnership.

None of the SNI Selling Shareholders had any material relationship with Vincam prior to the SNI Acquisition, which was completed on December 1, 1997. Michael
J. Gatsas and Theodore L. Gatsas are both employed by Vincam/Staffing Network, Inc., a wholly owned subsidiary of the Company.

(6) Michael J. Gatsas acquired the shares held by the Gatsas Family Limited Partnership in the SNI Acquisition and then contributed them to the Gatsas Family Limited Partnership in connection with his estate planning.

(7) These shares include 810,000 shares of Common Stock contributed to the Gatsas Family Limited Partnership by Michael J. Gatsas after the beginning of the offering on April 14, 1998 and before October 5, 1998.

(8) A total of 4,784,906 of the shares of Common Stock which will be owned by the Principal Selling Shareholders after the completion of this offering may be registered in the future by the Company as a result of certain registration rights previously granted to the Principal Selling Shareholders by the Company.

(9) Carlos A. Saladrigas is a principal shareholder and Chairman of the Board and Chief Executive Officer of the Company. Jose M. Sanchez is a principal shareholder and Vice Chairman of the Board and President -- South Florida Area of the Company.

(10) These shares include 1,437,075 shares held of record by the Saladrigas Family Limited Partnership (the "Limited Partnership"), a Florida limited partnership. Carlos A. Saladrigas and his spouse, Olga M. Saladrigas, each own 50% of the voting securities of Saladrigas Heritage Investment, Inc. ("Heritage Investments"), a Florida corporation. Heritage Investments is the general partner of the Limited Partnership. As equal shareholders of the corporation that has sole voting and dispositive power over the shares of the Company held by the Limited Partnership, Mr. Saladrigas and his spouse are deemed to share voting and dispositive power over all such shares.

(11) These shares include 1,337,075 which will be held of record by the Limited Partnership after the offering.


                               ------------------

                 NEITHER THE SECURITIES AND EXCHANGE COMMISSION
         NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED
              OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS
                 IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.